Hughes Supply, Inc.

Corporate Office

One Hughes Way

Orlando, Florida 32805

VIA EDGAR AND OVERNIGHT

    DELIVERY

June 30, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Pamela A. Long, Assistant Director

Re:	Hughes Supply, Inc. Registration Statement on Form S-4 Filed on May 10, 2005 File No. 333-124792 and 333-124792-01 through 38

Form 10-K for the year ended January 31, 2005

Filed on April 12, 2005

File No. 001-08772

Dear Ms. Long:

On behalf of Hughes Supply, Inc. (the “Company”), and in connection with the Company’s above-referenced pending Registration Statement filed pursuant to the Securities Act of 1933 (the “Registration Statement”), I am writing in response to the comments set forth in your letter addressed to the Company dated June 2, 2005 (the “Comment Letter”), regarding the Registration Statement and the Company’s Annual Report on Form 10-K for the year ended January 31, 2005 (the “Form 10-K”). For the convenience of the Staff of the Division of Corporation Finance, the Staff’s comments are repeated below in italics, with the Company’s response to each comment set forth immediately following each comment.

Form	S-4 Filed May 10, 2005

General

1.	If you intend to rely on the position the staff has taken in Exxon Capital Holdings Corporation (May 13, 1988) and subsequent related no-action letters, please provide us with a supplemental letter stating that you are registering your exchange offer in reliance on our position contained in these letters and include the representations contained in Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993).

Securities and Exchange Commission

June 30, 2005

The Company has provided to the Staff under separate cover a supplemental letter as referred to above.

Table of Additional Registrants

2.	We note that Hughes Supply Management Services, Inc. is a guarantor on the notes and is listed as an additional registrant. However, it does not appear that this co-registrant has registered on EDGAR. Please revise accordingly.

Hughes Supply Management Services, Inc. has registered on EDGAR, and is a co-registrant with respect to the Company’s filing of Amendment No. 1 to the Registration Statement.

Front Cover Page of Prospectus

3.	As currently represented, your exchange offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following commencement of your exchange offer. See Question and Answer 8 set forth in SEC Release 34-16623 (March 5, 1980). Please supplementally confirm that your exchange offer will be open at least through midnight on the 20th business day. See Rule 14d-1(g)(3) of the Exchange Act.

The Company hereby supplementally confirms that the Company’s exchange offer will be open at least through midnight on the 20th business day following commencement of the exchange offer.

4.	Please briefly describe the guarantees and guarantors on the cover page, as required by Item 501 of Regulation S-K.

The Company has amended the cover page of the prospectus to expand the description set forth therein regarding the guarantees and guarantors to more fully describe the guarantees.

Inside Front Cover Page of Prospectus

5.	Please disclose the information required by Items 2(1) and 2(2) of Form S-4.

The Company has amended the prospectus by moving the section of the prospectus entitled “Incorporation of Certain Documents by Reference,” which section includes the information required by Items 2(1) and 2(2) of Form S-4, so that such information is now disclosed on the inside front cover page of the prospectus.

Securities and Exchange Commission

June 30, 2005

Forward-Looking Statements, page ii

6.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please state explicitly that the safe harbor protections it provides do not apply to statements made in connection with your exchange offer.

The Company has amended the section of the prospectus entitled “Forward Looking Statements” to clarify that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with the Company’s exchange offer.

Summary, page 1

7.	Please provide a brief statement as to the accounting treatment of your exchange offer. See Item 4(a)(5) of Form S-4.

The Company has amended the section of the prospectus entitled “Summary – Summary of the Exchange Offer” by adding a brief statement as to the accounting treatment of the Company’s exchange offer.

8.	Please include a brief summary of the material provisions of the indenture governing the notes.

The Company has amended the section of the prospectus entitled “Summary – Summary of the Terms of the New Notes” by adding a brief summary of certain additional material provisions of the indenture governing the notes.

Use of Proceeds, page 15

9.	Please disclose with quantification how you used or intend to use the proceeds raised from the issuance of the original notes in October 2004.

The Company used $203.5 million of the net proceeds from the issuance of the original notes in October 2004 for the repayment of then-outstanding borrowings under the Company’s revolving credit agreement. The Company has amended the “Use of Proceeds” section in the prospectus to include this quantification. The remaining net proceeds from the original note issuance were then combined with the cash generated from the Company’s equity offering in October 2004, from operations, and from other sources, including amounts generated from the Company’s sale-leaseback transaction in December 2004. These combined

Securities and Exchange Commission

June 30, 2005

sources of cash have been and will be used for the acquisition of businesses, the payment of scheduled principal amortization and interest on the Company’s senior notes due 2005 through 2013, capital expenditures, working capital needs, and other general corporate purposes. Given the fungible nature of cash, the Company is not able to separately quantify how much of the remaining net proceeds from the issuance of the original notes in October 2004 were used for the items listed.

The Exchange Offer, page 19

Expiration Date; Extensions; Amendments, page 20

10.	You reserve the right “to delay accepting any original notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of your exchange offer, so state.

The Company has amended the section of the prospectus entitled “The Exchange Offer – Expiration Date; Extensions; Amendments” to clarify the circumstances under which the Company will delay acceptance and to confirm that any such delay will be consistent with Rule 14e-l(c).

11.	Please reconcile your disclosure in the third bullet point in the first paragraph on page 21 with your disclosure in the last paragraph on page 20.

The Company has amended the section of the prospectus entitled “The Exchange Offer – Expiration Date; Extensions; Amendments” to reconcile the disclosure in the third bullet point in the first paragraph on page 21 with the disclosure in the last paragraph on page 20.

Conditions to the Exchange Offer, page 27

12.	All conditions to your exchange offer, except those related to the receipt of government regulatory approvals necessary to consummate your exchange offer, must be satisfied or waived at or before the expiration of your exchange offer. The language on page 28, that you could assert conditions “from time to time” suggests that you might assert or waive conditions after expiration. Please revise your language in this section and throughout your document accordingly.

The Company has amended the section of the prospectus entitled “The Exchange Offer – Conditions to the Exchange Offer,” and all other applicable references in the prospectus, to clarify that all conditions to the Company’s exchange offer, except those related to the receipt of government regulatory approvals necessary to consummate the exchange offer, must be satisfied or waived at or before the expiration of the exchange offer.

Securities and Exchange Commission

June 30, 2005

13.	We note that one of the conditions to your exchange offer is that your exchange offer is not prohibited under applicable law, rule or regulation or SEC policy. Please confirm your understanding that “applicable law” and SEC policy are not regulatory approvals, and therefore conditions relating to those items must be satisfied or waived prior to expiration.

The Company hereby supplementally confirms the Company’s understanding that “applicable law” and SEC policy are not regulatory approvals, and that, therefore, conditions relating to those items must be satisfied or waived prior to expiration of the Company’s exchange offer.

14.	Please revise to disclose all conditions to your exchange offer under “Summary of the Exchange Offer—Conditions to the Exchange Offer” on page 4. In this regard, we note that the condition in the last sentence of this section regarding stop orders is not disclosed in the summary section.

The Company has amended the section of the prospectus entitled “Summary – Summary of the Exchange Offer – Conditions to the Exchange Offer” so that such section discloses all of the conditions to the Company’s exchange offer that are identified in the section of the prospectus entitled “The Exchange Offer – Conditions to the Exchange Offer.”

15.	You indicate that your failure to assert conditions will not mean that you have waived your right to do so. Please note that you may not implicitly waive a condition to your exchange offer by failing to assert it. If you decide to waive a condition, you must expressly announce the decision in a manner reasonably calculated to inform security holders of the waiver. Please confirm your understanding supplementally. In addition, please disclose that it you waive a condition to your exchange offer you will extend the offer period, if necessary, so that at least five business days remain in your exchange offer following notice of the waiver.

The Company hereby supplementally confirms the Company’s understanding that the Company may not implicitly waive a condition to the Company’s exchange offer by failing to assert that condition, and that if the Company decides to waive a condition, the Company must expressly announce the decision in a manner reasonably calculated to inform security holders of the waiver. The Company has amended the section of the prospectus entitled “The Exchange Offer – Conditions to the Exchange Offer” to disclose that if the Company waives a condition to the Company’s exchange offer the Company will extend the offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the waiver.

Return of Original Notes, page 24

16.	We note that you will return unaccepted, withdrawn or otherwise non-exchanged original notes “as promptly as practicable”

Securities and Exchange Commission

June 30, 2005

after the expiration or termination of your exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the original notes “promptly” upon expiration or termination of your exchange offer, as applicable. Please revise your language in this section and throughout your document accordingly.

The Company has amended the section of the prospectus entitled “The Exchange Offer – Return of Original Notes,” and all other applicable references in the prospectus, to clarify that the Company will return unaccepted, withdrawn or otherwise non-exchanged original notes “promptly” upon expiration or termination of the Company’s exchange offer, as applicable.

Description of the Notes, page 29

17.	Please revise the first sentence of this section to remove the implication that investors do not have rights that relate to the description of the notes in your prospectus.

The Company has amended the first sentence of the section of the prospectus entitled “Description of the Notes” to remove the implication that investors do not have rights that relate to the description of the notes in the prospectus.

Important Federal Income Tax Considerations, page 38

18.	Please revise the heading to this section and the disclosure that follows to clarify that you are discussing all “material” rather than “certain” or “important” tax considerations of your exchange offer.

The Company has amended the heading of the section of the prospectus previously entitled “Important Federal Income Tax Considerations,” and the disclosure in that section that follows such heading, to clarify that the Company is discussing all “material” rather than “certain” or “important” tax considerations of the Company’s exchange offer.

19.	Your disclosure in this section is qualified by the use of the term “should” and suggests uncertainty about the tax consequences of your exchange offer. Please revise to provide a more definitive statement. In this regard, we note your disclosure under “Summary of the Exchange Offer – Federal Income Tax Consequences” on page 4 that your exchange offer “will not” result in gain or loss to a security holder.

The Company has amended the section of the prospectus entitled “Important Federal Income Tax Considerations” to eliminate, where appropriate, the term “should” and other references that could be interpreted to suggest uncertainty about the tax consequences of the Company’s exchange offer.

20.	Please delete the statement that your discussion is “for general information only.” This language may suggest that you do not

Securities and Exchange Commission

June 30, 2005

have full responsibility under the federal securities laws for your discussion.

The Company has amended the section of the prospectus entitled “Important Federal Income Tax Considerations” to delete the statement that the Company’s discussion is “for general information only.”

Combined Financial Statements of Western States Electric Inc. . . ., page F-l

Report of Independent Certified Public Accountants, page F-2

21.	We note that the report of Grant Thornton does not refer to “the standards of the Public Company Accounting Oversight Board (United States).” Please provide us with your analysis of how this report complies with Auditing Standard No. 1 of the PCAOB, or revise the report. Also refer to our Release 33-8422.

The audited combined financial statements of Western States Electric, Inc. and Subsidiaries, Southwest Power, Inc. and Utility Products Supply Company, LLC (the “Companies”) as of and for the period ended December 31, 2003, were included in the prospectus in accordance with Section 3-10(g) of Regulation S-X. The Companies are non-issuers (as defined in Public Company Accounting Oversight Board (“PCAOB”) Rule 1001) and their combined financial statements were audited by Grant Thornton, a firm registered with the PCAOB. The Company has reviewed the guidance cited in comment 21 with Grant Thornton and the Company and Grant Thornton collectively agree that Grant Thornton’s audit opinion should refer to the PCAOB. Grant Thornton has therefore revised their opinion to refer to the auditing standards of the PCAOB (United States) in accordance with the guidance contained in the PCAOB Staff Questions and Answers report dated June 30, 2004, which states that in an audit of the financial statements of a non-issuer, an auditor may wish to be clear that he or she adhered to only the auditing standards of the PCAOB.

Part II – Information Not Required in Prospectus, page II-1

Item 21. Exhibits and Financials Statement Schedules, page II-1

22.	Please file Exhibits 3.62, 3.63 and 21.1. In addition, please revise this section to list Exhibits 3.80 through 3.83.

The Company has filed Exhibit 21.1 as part of Amendment No. 1 to the Registration Statement. Further, the Company has re-filed the exhibits that were previously filed with exhibit headings 3.42 and 3.45 to correct portions of those exhibits and has re-filed the exhibits that were previously filed with exhibit headings 3.56, 3.57 and 3.60 through 3.83 with exhibit headings 3.54 through 3.77. The exhibits that were previously filed with exhibit headings 3.58 and 3.59 have been removed because the entities to which those exhibits relate are no longer subsidiaries of the Company or guarantors of the notes. As filed, Amendment

Securities and Exchange Commission

June 30, 2005

No. 1 to the Registration Statement includes the required exhibits for each additional registrant. The Company has also revised the list of exhibits set forth in Item 21 of the Registration Statement on a basis consistent with the foregoing.

Exhibit 5.1

23.	Please identify the guarantors. In addition, the legality opinion must not exclude the corporate laws of the jurisdiction of incorporation of each guarantor. Matters governed by corporate law, such as having authority to enter into the indenture, guarantees and note, impact the binding nature of the parties’ obligations under the notes and guarantees. In this regard, we note the limitation set forth in the seventh paragraph of the legal opinion. Please revise accordingly.

The legality opinion has been revised to identify the guarantors and to include the corporate laws of the jurisdiction of incorporation or organization of each guarantor. Further, the legality opinion has been revised to modify appropriately the limitation set forth in the seventh paragraph of the legality opinion.

24.	We note the assumptions listed in clauses (i) through (v) of the fifth paragraph of the legal opinion. These assumptions are not appropriate as to your company or any of the guarantors. Please revise accordingly.

The legality opinion has been revised to eliminate the assumptions listed in clauses (i) through (v) of the fifth paragraph of the legality opinion.

Exhibit 99.1

25.	Please revise your letter of transmittal as appropriate to reflect the comments set forth above.

The Company has amended the letter of transmittal as appropriate to reflect the comments set forth above, and has filed the amended letter of transmittal with Amendment No. 1 to the Registration Statement.

26.	Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read,” “reviewed” or “understands” all of the terms of your exchange offer.

The Company has amended the letter of transmittal to delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read,” “reviewed” or “understands” all of the terms of the Company’s exchange offer.

Securities and Exchange Commission

June 30, 2005

Form 10-K for the Year Ended January 31, 2005

Financial Statements

Note 7 – Total Debt

27.	Please refer to the letter you received from Leslie Overton, Associate Chief Accountant, dated March 31,2005. In light of Ms. Overton’s statement that you should provide the full condensed consolidating financial information specified in Rule 3-10(f)(4) without abbreviation and should also provide separate audited financial statements for your captive insurance subsidiary Hughes Insurance Company, Ltd. (“HIC”), it is unclear to us why you have provided the abbreviated narrative disclosure discussed in Note 1 to Rule 3-10(f). Based on a review of the exhibit listing to your Form S-4 and a review of other recent filings, it does not appear that you have amended your debt agreement to remove HIC as a guarantor subsidiary. It is not clear to us how you determined that you met the criteria to provide this abbreviated disclosure. We also note that HIC is not listed in the table of additional registrants at the front of your Form S-4. Please advise or revise.

Following the Company’s receipt of Leslie Overton’s March 31, 2005 letter, and pursuant to applicable Bermuda procedure, Hughes Insurance Company, Ltd. (“HIC”) voluntarily surrendered its insurance license to the Bermuda Monetary Authority. On May 4, 2005 the Bermuda Registrar of Companies issued a Certificate of Discontinuance reflecting that HIC discontinued its existence in Bermuda, and on the same day HIC filed a Certificate of Domestication and Certificate of Incorporation with the Delaware Secretary of State and thereby continued its existence in the State of Delaware. Subsequent to this transfer of domicile, the newly continued HIC, now a Delaware company, merged with and into Hughes Insurance Holdings, Inc., (“HIH”) an existing Delaware company and a duly registered guarantor subsidiary. HIH’s guaranty is, and since it became a guarantor always has been, joint and several and full and unconditional.

HIC is not listed on the table of guarantors because it was merged out of existence. The Company believes that the abbreviated narrative disclosure discussed in Note 1 to Rule 3-10(f) is appropriate because HIH, the successor by merger to HIC, is a guarantor on a joint and several and full and unconditional basis, and there are no guarantors whose guaranty is otherwise.

* * * *

Securities and Exchange Commission

June 30, 2005

The Company believes that the foregoing responds fully to the comments in the Comment Letter. I would appreciate it if you would let me know at your earliest convenience if you have questions about the Company’s response.

Respectfully submitted, HUGHES SUPPLY, INC.

By:	/s/ John Z. Paré
John Z. Paré Senior Vice President and General Counsel

cc: Tom McAleavey, Esq.